Exhibit 12.1
VeraSun Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005		2004	2003		2002
	(dollars in thousands)
Fixed charges:
Interest expense (including amortized debt issuance cost)	$37,871	$23,353		$8,892	$839		$—
Capitalized interest	3,622	3,534		11	1,721		62

Total fixed charges	41,493	26,887		8,903	2,560		62

Add amortization of capitalized interest	262	127		82	—		—
Less interest capitalized	(3,622)	(3,534)		(11)	(1,721)		(62)
Income (loss) before income taxes and minority interest	130,077	774		24,913	1,163		(1,215)

Total earnings (loss) before fixed charges	$168,210	$24,254		$33,887	$2,002		($1,215)

Ratio of earnings to fixed charges(1)	4.05	0.90	(2)	3.81	0.78	(2)	*

(1)	For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as pretax income from continuing operations before adjustment for minority interest in consolidated subsidiary plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, which includes amortized debt issuance costs and capitalized interest.

(2)	The additional earnings needed to cover fixed charges in 2005 and 2003 were $2.6 million and $558,000, respectively.

*	Our earnings were inadequate to cover fixed charges for the year ended December 31, 2002. Earnings were $1.3 million less than fixed charges.